4.3 LAWRENCE T. SIMON RESTRUCTURING AGREEMENT

                            RESTRUCTURING AGREEMENT



This RESTRUCTURING AGREEMENT (this "Agreement") is dated as of February 1, 2001 by and between thatlook.com, a Nevada Corporation (the "Company") and Lawrence T. Simon and the L.T. Simon Family Limited Partnership (individually and collectively "LTS" as the context may require).

WHEREAS:

1.     Lawrence T. Simon, an individual, resides at Box 160,
Shawnee-on-Delaware, Pennsylvania 18356.

2. Lawrence T. Simon is empowered to execute this Agreement on behalf of the L.T. Simon Family Limited Partnership (the "FLP").

3. Lawrence T. Simon is a stockholder, individually and through the FLP, of the Company, as well as Chairman and a director of the Company.

4. LTS is the holder of the following convertible notes issued by the Company totaling $730,000 in aggregate face value wherein each note is convertible into common stock of the Company at a value, among other alternatives, at one-half of the trailing ten day closing stock price on the date of conversion notice (collectively, the "Conversion Notes"):

Dated                               Amount
----------------------------------------------
February 8, 2000                  $100,000
August 18, 2000                   $ 30,000
September 28, 2000                $100,000
November 6, 2000                  $100,000
December 7, 2000                  $100,000
December 18, 2000                 $100,000
January 5, 2001                   $ 50,000
January 8, 2001                   $ 50,000
January 12, 2001                  $ 50,000
January 12, 2001                  $ 50,000

5. LTS has been issued warrants to purchase the Company's shares in the following amounts:

Issue Date                     Number             Exercise Price
----------------------------------------------------------------
December 31, 2000            2,000,000          $ 0.25 per share
May 1, 2000                    166,667          $ 4.00 per share
December 31, 2000              617,026          $ 0.125 per share
January 5, 2001                 71,747          $ 0.125 per share
January 8, 2001                 71,747          $ 0.125 per share
January 12, 2001                71,747          $ 0.125 per share
January 12, 2001                71,747          $ 0.125 per share


In addition, LTS has agreements in place that obligate the Company to issue further warrants to him, subject to LTS providing additional capital to the Company. The warrants issued, as enumerated above, as well as the warrants to be issued shall be collectively referred to herein as the "Warrants."

6. LTS has either distributed to or had the Company issue directly some portion of the Warrants to parties other than Lawrence T. Simon or the L.T. Simon Family Limited Partnership (the "Distributed Warrants"). LTS represents that he is empowered to act on behalf of any and all holders of Distributed Warrants.

7. LTS is the holder of a $12,500 demand note issued by the Company, dated April 5, 2000 (the "Demand Note").

8. As part of that certain Senior Convertible Note Purchase Agreement between LTS and the Company, dated November 29, 2000, LTS is obligated to purchase an aggregate of $600,000 in additional Conversion Notes subsequent to the date of this agreement, collectively known as the "New Conversion Notes."

9. The parties to this Agreement acknowledge that LTS has economic interests in the Company not specifically enumerated herein (the "Other Interests"), including, but not limited to:

  a. A subordinated convertible note dated February 24, 2000 with a face value of $100,000 with a 12% annual interest rate.

  b. Options granted to Lawrence T. Simon as Chairman and a director of the Company under the thatlook.com 1999 Stock Incentive Plan.

10. As part of the various agreements wherein LTS has purchased stock, warrants and/or convertible notes from the Company over time, LTS was granted blanket demand registration rights on all securities owned, then or in the future. These registration rights, without enumeration, in their entirety shall be referred to herein as the "Demand Registration Rights".

NOW THEREFORE, in consideration of the foregoing premises, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.    LTS Economic Interests Restructuring (the "Restructuring").

  a. The $730,000 of Conversion Notes issued to LTS as of the date of this Agreement will be converted to common equity of the Company at a rate of $0.10 per share, for a total of 7,300,000 shares (the "Conversion").

  b. All interest on the Conversion Notes will be converted to common stock at the rate of ten (10) shares of common stock per dollar of accrued interest. The effective date of the calculation of accrued interest on the Conversion Notes will be January 31, 2001.

  c. The Demand Note and accrued interest thereon will be exchanged for a term note bearing a simple annual interest rate often percent (10%), which due date will be March 31, 2002, with interest due at maturity.

  d. The parties hereto acknowledge that it will be necessary to seek shareholder approval to increase the Company's number of authorized shares to permit all aspects of this Agreement to be implemented (the "Shareholder Approval"). LTS agrees to vote his/its shares in favor of such increase as the Company's Board of Directors shall recommend to the Company's shareholders at the next immediate shareholder meeting.

  e. All New Conversion Notes issued after the date hereof and prior to Shareholder Approval will be issued as simple term notes with a common due date of July 31, 2001, and with each bearing a simple annual interest rate of ten percent (10%) (the "New Notes"). The interest on the New Notes shall accrue and be paid upon maturity or conversion, as the circumstances warrant. As contemplated herein, the face value of such New Notes will aggregate $600,000.

  f. Upon completion and the effective date of the Shareholder Approval, all of the New Notes shall be converted to common stock on the basis of 10 shares of common stock for each dollar of principal amount outstanding. As contemplated herein, this will result in six million (6,000,000) shares being issued to the holder(s) of the New Notes. Furthermore, the accrued interest on the New Notes up to and including the date of conversion shall also be converted to common stock on the basis of 10 shares of common stock for each dollar of accrued interest outstanding. The Company shall not be required to issue any fractional shares.

  g. LTS agrees to cancel all issued Warrants, as well as to cancel any obligations of the Company under all agreements predating the date of this Agreement to issue to him any further warrants after the effective date hereof. Lawrence T. Simon acknowledges that it is his sole responsibility to accomplishing the cancellation of Warrants that may have been issued in the names of others at his direction.

  h. LTS agrees to cancel all registration rights (past, present and future), including, but not limited to, the Demand Registration Rights (collectively, the "Registration Rights") that have been granted to him. All parties hereto acknowledge that registration rights such as LTS may have and as are described in the general securities laws of the country including, but not limited to, that section commonly referred to as Rule 144, remain unaffected by this Agreement.

2. Compensation to LTS for Restructuring. In return for agreeing to the terms of this Agreement, the Company agrees to issue to LTS or his/its designees 1,765,000 common shares (the "New Shares"). The effective date of this issuance shall be the effective date of the Shareholder Approval. In addition, the Company agrees to issue a note to LTS or his/its designees in the amount of $300,000, the substantial terms of which will be as follows: (a) the note may be converted, in part or in whole and at the sole option of LTS, into common shares of the Company at the rate of two shares per dollar of principal amount converted, (b) the maturity date of the note shall be April 30, 2003, (c) the note shall carry a simple interest rate of 10%, (d) the interest payable on the note shall accrue beginning on April 15, 2001, and shall be paid at maturity or upon conversion of the note into common shares, which ever is earlier, and (e) the interest accrued on the note may be paid in cash or common stock on the same basis as the note is converted to common stock at the sole option of the holder.

3. All parties to this Agreement agree and accept that the Other Interests of LTS in the Company remain unaffected by this Agreement.

4.     The Company represents and warrants to LTS that:

  a. The Company has the corporate power and authority to execute, deliver and perform this Agreement, and to execute, deliver and perform all other documents and instruments required to be delivered by the Company.

  b. This Agreement has been duly authorized, executed and delivered by the Company. This Agreement is, and when executed and delivered by the Company will be, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

  c. Neither the execution or delivery of this Agreement by the Company, nor the performance by the Company of the transactions contemplated hereby and thereby, conflicts with, or constitutes a breach of or a default under (i) the Certificate of Incorporation or By-Laws of the Company, (ii) any applicable law or any applicable rule, judgment, order, writ, injunction or decree of any court, (iii) any applicable rule or regulation of any administrative agency or other governmental authority or (iv) any applicable agreement, indenture, contract or instrument to which the Company is a party or by which it is bound.

  d. The shares of Common Stock to be issued by the Company pursuant to this Agreement, when issued as contemplated herein, shall be duly and validly authorized, fully paid and non-assessable.

5.     Miscellaneous.

  a. The representations and warranties made by the parties to this Agreement shall survive the consummation of the transactions contemplated herein. Anything in this Agreement to the contrary notwithstanding, the representations and warranties of the Company and LTS shall not be affected by any investigation made by or on behalf of any party hereto.

  b. All notices or other communications permitted or required under this Agreement shall be in writing and shall be sufficiently given if and when hand-delivered to the persons set forth below or if sent by document overnight delivery service or registered or certified mail, postage prepaid, receipt acknowledged, or by facsimile, addressed as set forth below or to such other person or persons and/or at such other address or addresses as shall be furnished in writing by any party hereto to the others. Any such notice or communication shall be deemed to have been given as of the date received, in the case of personal delivery, or on the date shown on the receipt or confirmation therefor in all other cases.

If to Lawrence T Simon or to the L.T. Simon Family Limited Partnership:
-----------------------------------------------------------------------

Lawrence T. Simon
P.O. Box 160
Shawnee-on-Delaware, PA 18356


If to the Company:
------------------

thatlook.com, Inc.
5003 Route 611
Stroudsburg, PA 18360
Attention: Gerard A. Powell

7. Any party hereto shall not assign this Agreement, or any rights hereunder, or delegate any obligations hereunder, without the prior written consent of all parties hereto.

8. This Agreement shall not be construed as giving any person, other than the parties hereto and their permitted successors and assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any of the provisions herein contained. This Agreement and all provisions and conditions hereof is intended to be, and is, for the sole and exclusive benefit of such parties, and permitted successors and assigns for the benefit of no other person or entity.

9. The parties hereto may amend or modify this Agreement in any respect only with the prior written consent of each party hereto. Any such amendment, modification, extension or waiver shall be in writing. The waiver by a party of any breach of any provision of this Agreement shall not constitute or operate as a waiver of any other breach of such provision or of any provision hereof, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof.

10. Each party hereto shall use best efforts to comply with all requirements imposed hereby on such party and to cause the transactions contemplated hereby to be consummated as contemplated hereby and shall, from time to time and without further consideration, either before or after the execution and delivery of this Agreement, the closing, execute such further instruments and take such other actions as any other party hereto shall reasonably request in order to fulfill its obligations under this Agreement and to effectuate the purposes of this Agreement. Each party shall promptly notify the other parties of any event or circumstance known to such party that could prevent or delay the consummation of the transactions contemplated hereby or which would indicate a breach or non-compliance with any of the terms, conditions, representations, warranties or agreements of any of the parties to this Agreement.

11. This Agreement constitutes the complete and entire agreement by, between and among Lawrence T. Simon, the FLP and the Company regarding the restructuring of the LTS economic interests in the Company. Furthermore, the parties hereto agree that this Agreement supercedes all prior agreements and addenda thereto relating to the matters contained herein.

12. The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the Commonwealth of Pennsylvania without resort to that state's conflict-of-laws principles.

13. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original; and any person may become a party hereto by executing a counterpart hereof, but all of such counterparts together shall be deemed to be one and the same instrument. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.


IN WITNESS WHEREOF, each of the parties has duly executed this Restructuring Agreement as of this 1st day of February, 2001.

Signed:


/s/Lawrence T. Simon                           /s/Gerard A. Powell
-----------------------------------            -----------------------------
Lawrence T. Simon, on behalf of the            Gerard A. Powell
L.T. Simon Family Limited Partnership          President and Chief Executive
                                               Officer
                                               thatlook.com, Inc.


/s/Lawrence T. Simon
-------------------------------
Lawrence T. Simon, individually